UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January, 2017

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
 Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Closing of Merger with Leap Therapeutics, Inc.

On January 23, 2017, Macrocure Ltd., or Macrocure, announced that its previously reported merger transaction with a wholly owned subsidiary of Leap Therapeutics, Inc., or Leap, a clinical stage immuno-oncology company, pursuant to which Macrocure is to become a wholly-owned subsidiary of Leap, had been consummated. Pursuant to the transaction, each holder of ordinary shares, par value NIS 0.01 per share, of Macrocure, or ordinary shares, is entitled to receive 0.1815 shares of common stock of Leap, par value $0.001 per share, or Leap common stock, per ordinary share, plus cash in lieu of a fractional share of Leap common stock based on a value of $9.90 per share of Leap common stock. The exchange ratio is based on a final net cash calculation, as of the closing, of $21.875 million.

The merger transaction was described further in the final prospectus, dated November 23, 2016, filed by Leap with the Securities and Exchange Commission, or SEC, on November 23, 2016 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, and in Macrocure’s proxy statement, dated November 25, 2016, for its special general meeting of shareholders that took place on December 19, 2016, which proxy statement was annexed as Exhibit 99.2 to Macrocure’ Report of Foreign Private Issuer on Form 6-K that was furnished to the SEC on November 25, 2016.

Macrocure has notified NASDAQ of the completion of the merger, and trading in Macrocure’s ordinary shares on NASDAQ has ceased.  Macrocure has also requested that NASDAQ file a delisting application on Form 25 with the SEC to report the delisting of the ordinary shares from NASDAQ. Macrocure furthermore expects to terminate the registration of its ordinary shares under the Securities Exchange Act of 1934, as amended, and to therefore cease to report to the SEC, approximately 10 days after the closing of the merger.

NASDAQ has approved the listing of the Leap common stock, and trading in Leap common stock is expected to begin on January 24, 2017, under the trading symbol “LPTX”.

A press release issued by Macrocure to announce the consummation of the Merger has been furnished together with this Report of Foreign Private Issuer on Form 6-K:

Exhibit No.	Exhibit Title

99.1	Press release entitled “Macrocure and Leap Therapeutics Complete Merger,” dated January 23, 2017.

The information set forth in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into Macrocure’s Registration Statement on Form S-8 (SEC File No. 333-200173), and is to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: January 23, 2017	By:	/s/ Shai Lankry
	Name:	Shai Lankry
	Title:	Chief Financial Officer